UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on agreement with Companhia de Eletricidade do Amapá

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Rio de Janeiro, May 11, 2021 – Petróleo Brasileiro S.A. – Petrobras informs that it has signed with the Companhia de Eletricidade do Amapá (CEA), a legal agreement for the termination of litigation and credit recovery by Petrobras, recognized in the amount of R$ 314 million.

The agreement establishes the payment to Petrobras of R$ 132.6 million unconditionally, to be settled in 24 successive monthly installments (sub credit A). A discount will be granted on the remaining amount of R$ 181.4 million, which was also divided into 24 successive monthly installments (sub credit B), provided that the payments are made on time. For each settled installment of sub credit A, the CEA will receive a bonus corresponding to one installment of debt sub credit B. In case of default, as provided in the agreement, Petrobras may demand all the outstanding installments of both debt subcredits.

The agreement is subject to the following suspensive conditions: success of the bidding process for the privatization of the CEA, which is expected to occur until 06/30/2021, and transfer of the CEA's shareholding control until 12/31/2021. Once these conditions are met, the agreement will generate a positive effect on the consolidated result of Petrobras of R$132.6 million, without considering the tax effects.

The historical credit was already provisioned as a loss in the Financial Statements for the year ended December 31, 2020, presented in note 14 of Trade and Other Receivables.

The negotiation was conducted by the National Bank for Economic and Social Development - BNDES, which is responsible for executing and following up CEA's privatization process, coordinating the negotiation with the concessionaire's creditors.

Petrobras understands that this agreement will anticipate the receipt of the credit and reduce costs associated with the continuation of disputes, providing savings of resources.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer